



# West Coast Pretzels Inc.
# Small Business Bond™

## Bond Terms:

**Bond Yield:** 8.00%

**Target Raise Amount:** $150,000

**Offering End Date:** August 25, 2022

**Repayment Period:** 5 years (60 months)

**Minimum Raise Amount:** $50,000

## Company Details:

**Name:** West Coast Pretzels Inc.

**Founded:** July 11, 2019

**Address:** 11555 Dona Pepita Place
Studio City, CA 91604

**Industry:** Bakery

**Employees:** 2

**Website:** https://westcoastpretzels.com/

## Use of Funds Allocation:

If the maximum raise is met:

$104,745 (69.83%) – of the proceeds will go towards working capital
$30,000(20.00%) – of the proceeds will go towards debt refinance
$10,000 (6.67%) of the proceeds will go towards a delivery van
$5,250 (3.50%) – of the proceeds will go towards SMBX's capital raise fee

## Social:

Instagram: 2,303 Followers





## Business Metrics:

|  | FY20 | FY21 | YTD 5/31/2022 |
|---|---|---|---|
| Total Assets | $171,799 | $215,834 | $169,390 |
| Cash & Cash Equivalents | $74,794 | $80,564 | $21,118 |
| Accounts Receivable | $0 | $0 | $45 |
| Short-term Debt | $36,465 | $54,766 | $56,173 |
| Long-term Debt | $0 | $44,055 | $35,805 |
| Revenue | $20,435 | $83,886 | $113,835 |
| Cost of Goods Sold | $6,223 | $22,792 | $20,195 |
| Taxes | $0 | $0 | $0 |
| Net Income | -$15,376 | -$78,233 | -$39,551 |

## Recognition:

**West Coast Pretzels Inc. (DBA West Coast Pretzels)** started when the founder, Kevin Bricklin, decided to make the soft pretzels he had been able to find after moving to Los Angeles over 30 years ago. After two years of research that included befriending a German Master Baker and a 2nd generation soft-pretzel baker who owns a soft-pretzel bakery in Philadelphia, he developed a recipe and a process for making an authentic Philly style pretzel–without actually being in Philly. He made soft-pretzels almost every weekend and everyone who tried them said that he should sell them. He got my food handlers certificate, started a CFO (cottage food operation) out of his home and created a website to take orders and deliver fresh baked pretzels on the weekend. After 2 years he has grown the business and now operates a 1,400 sq ft commercial/retail bakery with a pick-up window.

## About:

**West Coast Pretzels Inc.** serves authentic East Coast style soft pretzels: hand-rolled, fresh-baked and 100% vegan, along with Philly water ice. They operate a 1,400 sq ft commercial/retail bakery with a pick-up window. Two years of research went into the development of a recipe and a process for making an authentic Philly style pretzel–without actually being in Philly. That research included befriending a German Master Baker and a 2nd generation soft-pretzel baker who owns a soft-pretzel bakery in Philadelphia.

For more information, contact our Customer Support Team at support@thesmbx.com

